UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 333-214585

Minebea Mitsumi Inc.
(Translation of registrant’s name into English)

4106-73 Oaza Miyota, Miyota-machi
Kitasaku-gun, Nagano 389-0293
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.
Press release titled “Determination by the ‘Minebea Employee Stock Holding Partnership’ to Approve the Extension of the Trust Period of the ‘Trust-type Employee Shareholding Incentive Plan (E-Ship®)’,” dated January 26, 2017

2.	Press release titled “Notice of Organizational Changes and Personnel Changes Associated with Business Integration,” dated January 27, 2017

3.	Press release titled “Announcing MINEBEA MITSUMI’s New Corporate Logo and Slogan, plus New URL, Following Corporate Merger”, dated January 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minebea MITSUMI Inc.

By:	/s/ Takayuki Ishikawa
Name:	Takayuki Ishikawa
Title:	General Manager

Date:  February 6, 2017